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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                              AmericasDoctor, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, par value $.001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                      None
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2001
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]   Rule 13d-1(b)
[_]   Rule 13d-1(c)
[X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-------------------------------          ------------------------------------
  CUSIP No. None                            Page   2   of   7   Pages
           ----------------                      -----    -----
-------------------------------          ------------------------------------

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

      Jane S. Taylor

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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]

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 3    SEC USE ONLY

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 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

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                     5    SOLE VOTING POWER
     NUMBER OF
      SHARES              38,741

                   -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             187,091

                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER
    REPORTING
     PERSON               38,741

                   -----------------------------------------------------------
       WITH          8    SHARED DISPOSITIVE POWER

                          187,091

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 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      225,832

------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                    [_]

------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      6.5%

------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN

------------------------------------------------------------------------------

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-------------------------------          ------------------------------------
  CUSIP No. None                            Page   3   of   7   Pages
           ----------------                      -----    -----
-------------------------------          ------------------------------------

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

      James R. Taylor

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

------------------------------------------------------------------------------
                     5    SOLE VOTING POWER
     NUMBER OF
      SHARES              0

                   -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             187,091

                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER
    REPORTING
     PERSON               0

                   -----------------------------------------------------------
       WITH          8    SHARED DISPOSITIVE POWER

                          187,091

------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      187,091

------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                    [_]

------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      5.5%

------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN

------------------------------------------------------------------------------

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Item 1.

(a)      Name of Issuer

         AmericasDoctor, Inc. (formerly "AmericasDoctor.com, Inc.")

(b)      Address of Issuer's Principal Executive Offices

         1325 Tri-State Parkway, Suite 300
         Gurnee, Illinois 60031

Item 2.

(a)      Name of Persons Filing

         Jane S. Taylor and James R. Taylor

(b)      Address of Principal Business Office or, if none, Residence

         2814 North Junett Street, Tacoma, WA 98407

(c)      Citizenship

         United States

(d)      Title of Class of Securities

         Class A Common Stock, par value $.001 per share

(e)      CUSIP Number

         None

Item 3. If this statement is filed pursuant to (S) 240.13d-1(b) or ss. 240.13d-2(b) or (c), check whether the person filing is a:

(a)      [_]  Broker or dealer registered under Section 15 of the Act

(b)      [_]  Bank as defined in section 3(a)(6) of the Act.

(c)      [_]  Insurance company as defined in section 3(a)(19) of the Act.

(d)      [_]  Investment company registered under section 8 of the Investment
              Company Act of 1940;

(e)      [_]  An investment adviser in accordance with (S)240.13(d)-1(b)
             (1)(ii)(E);

(f)      [_]  An employee benefit plan or endowment fund in accordance with
              (S)240.13d-1(b)(ii)(F);

                                       4

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(g)      [_]  A parent holding company or control person in accordance with
              (S)240.13d-1(b)(1)(ii)(G);

(h)      [_]  A savings association as defined in Section 3(b) of the Federal
              Deposit Insurance Act (12 U.S.C. 1813);

(i)      [_]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)      [_]  Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

         Not applicable.

Item 4.  Ownership.

         Jane Taylor and James Taylor beneficially own 187,091 shares of Class A common stock of AmericasDoctor, Inc. as joint tenants and therefore share the power to vote and to dispose of such shares. In addition, pursuant to vested but unexercised stock options, Jane Taylor beneficially owns 38,741 shares of Class A common stock. James Taylor does not have the power to vote, or direct the vote of, or the power to dispose, or to direct the disposition, of these shares. Therefore, James Taylor beneficially owns 187,091 shares, representing 5.5% of the outstanding shares of Class A common stock, and Jane Taylor beneficially owns 225,832 shares, representing 6.5% of the outstanding shares of Class A common stock.

         Jane Taylor has sole power to vote and to dispose of 38,741 shares of Class A common stock and has shared power to vote and to dispose of 187,091 shares of Class A common stock. James Taylor does not have sole power to vote or to dispose of shares of Class A common stock and has shared power to vote and to dispose of 187,091 shares of Class A common stock.

Item 5.  Ownership of Five Percent of Less of a Class

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Mr. and Mrs. Taylor beneficially own 187,091 shares of Class A common stock as joint tenants. As a result, Mr. and Mrs. Taylor share the right to receive dividends and the power to direct the dividends from, or the proceeds from the sale, of such shares. See Item 4 above.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Member of the Group

         Not applicable.

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Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         Not applicable.

Exhibits

Exhibit 1  Agreement pursuant to Rule 13d-1(k)(1)(iii), dated January 31, 2002.

                                       6

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2002



                                                       /s/ Jane S. Taylor
                                                 ------------------------------
                                                           Jane S. Taylor




                                                       /s/ James R. Taylor
                                                 ------------------------------
                                                           James R. Taylor

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